FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Archdale, Simon (Last) (First) (Middle) Chalet Trois Nicholas Courtavey, Crans Montana (Street) Valais, Switzerland, (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 11/04/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

SmarTire Systems, Inc.
SMTR

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	1,500,000	D
Common Stock	1,000,000 (*)	D
Common Stock	12,877(**)	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Warrant to purchase Common Stock	9/20/02 / 9/30/05	Common Stock / 100,000	$1.25 per share	D
Warrant to purchase Common Stock	11/04/02 / 11/04/05	Common Stock / 1,000,000 (*)	$0.50 per share	D
Explanation of Responses:

* On November 4, 2002, the Issuer offered in a private placement "units" at an offering price of $0.50 per unit, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at an exercise price of US$0.50 per share. On November 4, 2002, the Reporting Person purchased from the Issuer 1,000,000 units.
** Issued by the Issuer to the Reporting Person on November 4, 2002 at a per share price of $0.50, in lieu of payment of all accrued interest as of that date on a certain bridge loan previously made by the Reporting Person to the Issuer.

By: /s/ Simon Archdale 11/13/02 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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